

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 24, 2009

Via U.S. mail and facsimile

Mr. Joseph Hines
President and Chief Executive Officer
Spheric Technologies, Inc.
4708 East Van Buren Street
Phoenix, AZ 85008

> **Re: Spheric Technologies, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed September 2, 2009**
> **File No. 333-154274**

Dear Mr. Hines:

We have reviewed your supplemental response dated September 16, 2009 and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Equity Transactions, page 38

1. We have read your response to comment two from our letter dated September 11, 2009. You indicate that your estimated fair value represents an appropriate discount from the proposed initial public offering given that the shares you issued for the warrant exercises are restricted. Please disclose how you determined that a 25% lack of marketability discount is appropriate.

*   *   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related accounting matters. Please contact Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 with any other questions or disclosure issues.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Christian J. Hoffmann, III, Esq.
        Quarles & Brady LLP
        One Renaissance Square
        Two North Central Avenue
        Phoenix, AZ 85004

        Mr. Hank Gracin, Esq.
        Lehman & Eilen, LLP
        Mission Bay Office Plaza
        20283 State Route 7, Suite 300
        Boca Raton, FL 33498